January 13, 2025

Christopher Bradley
Chief Executive Officer
Haymaker Acquisition Corp. 4
501 Madison Avenue, Floor 5
New York, NY 10022

       Re: Haymaker Acquisition Corp. 4
           Form 10-K for the year ended December 31, 2023
           Filed March 29, 2024
           File No. 001-41757
Dear Christopher Bradley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction